Exhibit 99.1

ASUR Announces Total Passenger Traffic for October 2023

Passenger traffic increased year-on-year by 4.1% in Mexico and 16.8% in Puerto Rico and decreased 18.8% in Colombia

MEXICO CITY, Nov. 6, 2023 /PRNewswire/ -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that passenger traffic for October 2023 reached a total of 5.4 million passengers, representing a decrease of 0.4% compared to October 2022.

Passenger traffic increased year-on-year by 4.1% in Mexico and 16.8% in Puerto Rico 16.8%, while traffic in Colombia declined 18.8%. Passenger traffic growth in Mexico and Puerto Rico was mainly driven by domestic traffic of 8.6% and 14.5%, respectively, while international traffic increased 40.0% in Puerto Rico and declined 1.2% in Mexico. Passenger traffic in Colombia was negatively affected by the suspension of operations of two local airlines since the beginning of 2023.

This announcement reflects comparisons between the periods October 1 through October 31, 2023 and 2022. Transit and general aviation passengers are excluded from traffic measures in Mexico and Colombia.

Passenger Traffic Summary
	October		% Chg	Year to date		% Chg
	2022	2023		2022	2023
Mexico	3,231,109	3,362,122	4.1	32,203,025	35,843,465	11.3
Domestic Traffic	1,744,724	1,894,056	8.6	15,113,944	17,653,488	16.8
International Traffic	1,486,385	1,468,066	(1.2)	17,089,081	18,189,977	6.4
San Juan, Puerto Rico	731,835	854,665	16.8	8,446,828	10,131,639	19.9
Domestic Traffic	666,465	763,133	14.5	7,707,810	9,067,469	17.6
International Traffic	65,370	91,532	40.0	739,018	1,064,170	44.0
Colombia	1,459,510	1,184,726	(18.8)	13,507,777	12,195,955	(9.7)
Domestic Traffic	1,209,483	933,499	(22.8)	11,266,321	9,783,523	(13.2)
International Traffic	250,027	251,227	0.5	2,241,456	2,412,432	7.6
Total Traffic	5,422,454	5,401,513	(0.4)	54,157,630	58,171,059	7.4
Domestic Traffic	3,620,672	3,590,688	(0.8)	34,088,075	36,504,480	7.1
International Traffic	1,801,782	1,810,825	0.5	20,069,555	21,666,579	8.0

Mexico Passenger Traffic
		October		% Chg	Year to date		% Chg
		2022	2023		2022	2023
Domestic Traffic		1,744,724	1,894,056	8.6	15,113,944	17,653,488	16.8
CUN	Cancun	1,010,502	1,070,713	6.0	8,687,227	9,924,505	14.2
CZM	Cozumel	17,222	17,663	2.6	148,660	160,255	7.8
HUX	Huatulco	75,147	57,572	(23.4)	727,229	676,010	(7.0)
MID	Merida	279,649	292,940	4.8	2,225,002	2,738,555	23.1
MTT	Minatitlan	8,522	12,023	41.1	82,750	109,308	32.1
OAX	Oaxaca	102,977	135,039	31.1	876,949	1,210,184	38.0
TAP	Tapachula	41,408	42,662	3.0	395,622	433,392	9.5
VER	Veracruz	108,180	137,705	27.3	1,010,657	1,294,757	28.1
VSA	Villahermosa	101,117	127,739	26.3	959,848	1,106,522	15.3
International Traffic		1,486,385	1,468,066	(1.2)	17,089,081	18,189,977	6.4
CUN	Cancun	1,404,465	1,387,565	(1.2)	16,126,304	17,150,415	6.4
CZM	Cozumel	30,082	24,712	(17.9)	400,649	381,626	(4.7)
HUX	Huatulco	1,435	4,077	184.1	66,534	84,499	27.0
MID	Merida	23,892	22,885	(4.2)	216,651	267,107	23.3
MTT	Minatitlan	560	453	(19.1)	10,101	6,698	(33.7)
OAX	Oaxaca	15,917	16,612	4.4	157,121	178,957	13.9
TAP	Tapachula	760	1,287	69.3	11,544	14,488	25.5
VER	Veracruz	7,347	7,819	6.4	77,664	82,536	6.3
VSA	Villahermosa	1,927	2,656	37.8	22,513	23,651	5.1
Traffic Total Mexico		3,231,109	3,362,122	4.1	32,203,025	35,843,465	11.3
CUN	Cancun	2,414,967	2,458,278	1.8	24,813,531	27,074,920	9.1
CZM	Cozumel	47,304	42,375	(10.4)	549,309	541,881	(1.4)
HUX	Huatulco	76,582	61,649	(19.5)	793,763	760,509	(4.2)
MID	Merida	303,541	315,825	4.0	2,441,653	3,005,662	23.1
MTT	Minatitlan	9,082	12,476	37.4	92,851	116,006	24.9
OAX	Oaxaca	118,894	151,651	27.6	1,034,070	1,389,141	34.3
TAP	Tapachula	42,168	43,949	4.2	407,166	447,880	10.0
VER	Veracruz	115,527	145,524	26.0	1,088,321	1,377,293	26.6
VSA	Villahermosa	103,044	130,395	26.5	982,361	1,130,173	15.0

US Passenger Traffic, San Juan Airport (LMM)
	October		% Chg	Year to date		% Chg
	2022	2023		2022	2023
SJU Total	731,835	854,665	16.8	8,446,828	10,131,639	19.9
Domestic Traffic	666,465	763,133	14.5	7,707,810	9,067,469	17.6
International Traffic	65,370	91,532	40.0	739,018	1,064,170	44.0

Colombia Passenger Traffic Airplan
		October		% Chg	Year to date		% Chg
		2022	2023		2022	2023
Domestic Traffic		1,209,483	933,499	(22.8)	11,266,321	9,783,523	(13.2)
MDE	Rionegro	889,951	685,794	(22.9)	8,340,340	7,257,828	(13.0)
EOH	Medellin	116,653	103,732	(11.1)	1,044,675	1,011,734	(3.2)
MTR	Monteria	142,732	95,054	(33.4)	1,299,393	1,033,465	(20.5)
APO	Carepa	22,575	17,022	(24.6)	222,202	168,958	(24.0)
UIB	Quibdo	35,823	29,690	(17.1)	308,067	290,871	(5.6)
CZU	Corozal	1,749	2,207	26.2	51,644	20,667	(60.0)
International Traffic		250,027	251,227	0.5	2,241,456	2,412,432	7.6
MDE	Rionegro	250,027	251,227	0.5	2,241,456	2,412,432	7.6
EOH	Medellin
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		1,459,510	1,184,726	(18.8)	13,507,777	12,195,955	(9.7)
MDE	Rionegro	1,139,978	937,021	(17.8)	10,581,796	9,670,260	(8.6)
EOH	Medellin	116,653	103,732	(11.1)	1,044,675	1,011,734	(3.2)
MTR	Monteria	142,732	95,054	(33.4)	1,299,393	1,033,465	(20.5)
APO	Carepa	22,575	17,022	(24.6)	222,202	168,958	(24.0)
UIB	Quibdo	35,823	29,690	(17.1)	308,067	290,871	(5.6)
CZU	Corozal	1,749	2,207	26.2	51,644	20,667	(60.0)

About ASUR
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan's Airport is the island's primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx.

CONTACT: ASUR, Lic. Adolfo Castro, +52-55-5284-0408, acastro@asur.com.mx; InspIR Group, Susan Borinelli, +1-646-330-5907, susan@inspirgroup.com